Exhibit 99.8

Mailing Address:	Location:
PO Box 9431 Stn Prov Govt	2nd Floor - 940 Blanshard Street
Victoria BC V8W 9V3	Victoria BC
www.corporateonline.gov.bc.ca	1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies
Notice of Articles
BUSINESS CORPORATIONS ACT	T.K. SPARKS

This Notice of Articles was issued by the Registrar on: January 23, 2023 02:51 PM Pacific Time

Incorporation Number:	BC1397468

Recognition Date and Time:	Incorporated on January 23, 2023 02:51 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

1397468 B.C. LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
300 - 900 WEST HASTINGS STREET	300 - 900 WEST HASTINGS STREET
VANCOUVER BC V6C 1E5	VANCOUVER BC V6C 1E5
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
300 - 900 WEST HASTINGS STREET	300 - 900 WEST HASTINGS STREET
VANCOUVER BC V6C 1E5	VANCOUVER BC V6C 1E5
CANADA	CANADA

Page: 1 of 2

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Evans, Jonathan

Mailing Address:	Delivery Address:
300 - 900 WEST HASTINGS STREET	300 - 900 WEST HASTINGS STREET
VANCOUVER BC V6C 1E5	VANCOUVER BC V6C 1E5
CANADA	CANADA

AUTHORIZED SHARE STRUCTURE
1. No Maximum	Common Shares	Without Par Value

With Special Rights or
Restrictions attached

2. No Maximum	Preference Shares	Without Par Value

With Special Rights or
Restrictions attached

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